NO ACT

DC

PE
12-11-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08021436

RECD S.E.C.
JAN 11 2008
1086

January 11, 2008

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/11/2008

Andrew A. Gerber
Hunton & Williams LLP
Bank of America Plaza
Suite 3500
101 South Tryon Street
Charlotte, NC 28280

Re: Bank of America Corporation
Incoming letter dated December 11, 2007

Dear Mr. Gerber:

This is in response to your letters dated December 11, 2007 and December 17, 2007 concerning the shareholder proposal submitted to Bank of America by Rhoda L. Fry. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
JAN 18 2008
THOMSON
FINANCIAL

Enclosures

cc: Rhoda L. Fry
7341 E. Solcito Ln.
Scottsdale, AZ 85250

HUNTON& WILLIAMS

RECEIVED
2007 DEC 12 PM 3:32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 11, 2007

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Rhoda L. Fry

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth herein, the proposal described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated April 16, 2007 (the "Proposal") from Rhoda L. Fry (the "Proponent") for inclusion in the proxy materials for the 2008 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2008 Annual Meeting is scheduled to be held on or about April 23, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 13, 2008.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

To the extent required by Rule 14a-8(j)(2)(iii), this letter shall also be deemed to be my opinion of counsel. I am licensed to practice law in the States of Maryland and North Carolina.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2008 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal mandates that the "descriptions of nominees for the Board of Directors included in the annual proxy statement shall include ***all*** current business activities of the nominees, both paid and volunteer." (emphasis added)

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(1), Rule 14a-8(i)(3), Rule 14a-8(i)(7) and Rule 14a-8(i)(10). The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is in violation of the proxy rules. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law.

Rule 14a-8(i)(1) provides that shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization" are excludable from the company's proxy materials. The Proposal would require action that, under state law, falls within the scope of the powers of the Corporation's Board of Directors. As stated above, the Corporation is a Delaware corporation. Section 141(a) of the Delaware General Corporation Law states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Authority to dictate the appropriate level of disclosure in the Corporation's proxy statement has not been provided to stockholders under Delaware law or the Corporation's certificate of incorporation or by-laws.

The Division has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to it under state law. *See Constellation Energy Group, Inc.* (March 2, 2004); *Phillips Petroleum Company* (March 13, 2002); *Ford Motor Co.* (March 19, 2001); *American National Bankshares, Inc.* (February 26, 2001); and *AMERCO* (July 21, 2000). Additionally, the note to Rule 14a-8(i)(1) provides that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. . . ."

The Proposal was not drafted as a request of or as a recommendation to the Corporation's Board of Directors, but rather mandates board action. Thus, the Proposal relates to matters for which only the Board of Directors has the power to review, evaluate and make proper determinations. Accordingly, in my opinion as counsel to the Corporation, the Proposal is not proper for stockholder action under Delaware law and is excludable under Rule 14a-8(i)(1).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is in violation of the proxy rules.

Rule 14a-8(i)(3) permits the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented." In addition, the Division has recognized that a proposal and/or supporting statement may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. *See Bank of America* (February 17, 1006); *Sara Lee Corporation* (March 31, 2004); *Bank of America* (March 10, 2004); *Philadelphia Electric Co.* (July 30, 1992); *IDACORP, Inc.* (January 9, 2001); and *Northeast Utility Service Company* (April 9, 2001).

The Proposal is false and misleading in violation of Rule 14a-9 because it is vague and indefinite. As discussed further below in part 3, the scope of the Proposal is overly broad. The Proposal requires disclosure of "***all*** business activities" of nominees, "both ***paid and voluntary***," without regard to materiality or relevance. (emphasis added) The scope of disclosure required by the Proposal is unlimited. The Corporation is concerned that shareholders would not clearly understand the level of disclosure required by the Proposal. By way of example (and not necessarily applicable to any of the Corporation's directors), the Proposal would require disclosure of all of the following business activities, none of which are likely to be important to investors: (a) serving as treasurer for a neighborhood home owners' association or swim club; (b) serving as a board member or advisor for a religious organization or for a private school; (c) any personal investments or being a member of an investment club with personal friends; (d) participating in a business or investment venture with a spouse or other family member; (e) participating or organizing fundraising activities for a child's school, medical research organizations, such as the American Heart Association, or for any charitable organization; (f) selling one or more personal items on an internet auction website; (g) renting a timeshare property through a rental pool or any other rental activities; (h) serving as an executor of a family estate; and (i) any other undertaking that could be characterized as a business activity. Since the scope of the Proposal is unlimited and could require the irrelevant disclosures noted above, the Proposal is not "clearly presented."

Based on the foregoing, the Proposal is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements and may be omitted under Rule 14a-8(i)(3), in violation of both Rule 14a-9 and Rule 14a-5.

3. The Corporation may omit the Proposal under Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) allows a company to omit a proposal that deals with a matter relating to the conduct of its ordinary business operations. The Commission has determined that proposals dealing with matters of ordinary business are generally excludable because (a) certain activities are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (b) such proposals seek to "micro-manage the company." *See Exchange Act Release No. 34-40018* (May 21, 1998). The Corporation believes that the Proposal may properly be excluded under Rule 14a-8(i)(7) because the Proposal seeks to "micro-manage" (a) the activities of the Corporation's Board of Directors and (b) the Corporation's compliance with the Exchange Act disclosure requirements and the corporate governance listing standards of the New York Stock Exchange (the "NYSE"), the exchange on which the Corporation's common stock is listed. Both Commission and NYSE rules are designed to provide investors with necessary material information regarding director nominees to ensure that informed voting decisions can be made. In addition, the anti-fraud provisions of the Exchange Act and related Commission rules prohibit the omission of material information not otherwise specifically required by the Commission's rules and regulations. Proposals that relate to the activities of a board of directors or related disclosure, beyond what is required to satisfy the detailed requirements of the Exchange Act, the Commission and the NYSE, relate to ordinary business and are excludable.

The Proposal relates to the activities of directors and is overly broad because it mandates the disclosure of detailed information that is not otherwise required by the Exchange Act, the Commission or the NYSE or material to making an informed voting decision concerning director nominees. The disclosure mandated by the Proposal would be incremental to the material information that is already required to be disclosed under the federal securities laws and the listing requirements of the NYSE. The Proposal requires disclosure of "***all*** business activities" of nominees, "both ***paid and voluntary***," without regard to materiality or relevance. (emphasis added) Compliance with the specific and general materiality disclosure requirements, as well as determinations regarding the appropriate level of voluntary disclosures, are well within the Corporation's day-to-day operations. The Corporation is best situated to determine what limitations should be imposed on director nominees and what level of disclosure is appropriate. The Proposal micro-manages these areas by mandating disclosure of immaterial and irrelevant details of a director nominee's activities. As noted above, and by way of example (and not necessarily applicable to any of the Corporation's directors), the Proposal would require disclosure of all of the following activities, none of which are material or relevant to a voting decision: (a) serving as treasurer for a neighborhood home owners' association or swim club; (b) serving as a board member or advisor for a religious organization or for a private school; (c) any personal investments or being a member of an investment club with personal friends; (d) participating in a business or investment venture with a spouse or other family member; (e) participating or organizing fundraising activities for a child's school, medical research organizations, such as the American Heart Association, or for any charitable organization; (f) selling one or more personal items on an internet auction website; (g) renting a timeshare property through a rental pool or any other rental activities; (h) serving as an executor of a family estate; and (i) any other undertaking that could be characterized as a business activity.

The Division has consistently found proposals regarding director or nominee activities and time commitments to be excludable under 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)) because they constitute the day-to-day ordinary business of the Corporation. In *American Electric Power Company* (January 27, 2003), a proposal required that each director expend a minimum of twenty hours each month to attend and prepare for formal monthly board meetings. The Division found the proposal excludable under Rule 14a-8(i)(7) because it established a "restriction on activities of directors," a matter of ordinary business. Much like the instant proposal, in *NSTAR* (January 4, 2005), a proposal requested that the company publish in its proxy statement "information concerning the personal investments of each trustee." The proponent in *NSTAR* argued that this information was relevant to a voting decision and should consequently be disclosed. The Division did not agree and found that the proposal in *NSTAR* could be excluded under 14a-8(i)(7) since it related to ordinary business matters (i.e., certain investment information of trustees). In *McKesson Corporation* (April 1, 2004), a proposal requested detailed information about the board of directors including, the actions taken by the board and all committees thereof in the prior year, the agenda items on which the board and each committee voted and the existence of any non-unanimous board or committee vote, identifying the director or directors whose votes were not in accord with the majority. The Division concurred with the company in *McKesson Corporation* that the proposal could be excluded under Rule 14a-8(i)(7) because it related to matters of ordinary business-- i.e., "reporting on board actions." *See also, Chittenden Corporation* (March 10, 1987) (omitting a proposal seeking disclosure of biographical information not required by law including, the director's stock ownership, partnerships interests and solely-owned business investments). The Corporation believes that the responsibility for determining the appropriate level of disclosure and compliance with applicable disclosure requirements is a complex task with respect to which shareholders are not in a position to make an informed judgment.

In addition, the Division has consistently found proposals requesting additional disclosure or the presentation of information in filings with the Commission to be excludable under 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)) because they constitute the day-to-day ordinary business of the Corporation. This has been the case even where the disclosure sought relates to directors or trustees, areas of accounting and financial performance. *See AmerInst Insurance Group, Ltd.* (April 14, 2005) ("*AmerInst*"). In *AmerInst*, a proposal requested that the board provide "a full, complete and adequate disclosure of the accounting, each calendar quarter, of the line items and amounts of Operating and Management expenses of the Company." In *AmerInst*, the proponent's supporting statement argued that while the company "may be in compliance with the minimum disclosure requirements required for SEC purposes, we AmerInst shareholders are interested in, and entitled to, significant detail by which to gauge their management of our investment." The Division did not agree and found that the proposal in *AmerInst* could be excluded under 14a-8(i)(7) since it related to ordinary business matters (i.e., the disclosure of certain financial information). *See also, NiSource, Inc.* (March 10, 2003) (omitting a proposal seeking disclosure of certain financial information of the Company's subsidiaries in its annual report); and *General Electric Company* (January 21, 2003) (omitting a proposal seeking disclosure in annual report of (a) a directory listing of all of the company's businesses; (b) the gross earnings, profits and losses, assets and liabilities of these businesses; and (c) the major investments, activities and risks of these businesses).

The Proposal raises no significant policy issues. To the contrary, the Proposal relates to the day to day business activities of director nominees, which are matters of ordinary business. In addition, matters relating to detailed disclosure and compliance with the securities laws are matters of ordinary business. The Proposal seeks to micro-manage the disclosure process and calls for information that may be immaterial and irrelevant. The Proposal addresses ordinary business matters that are part of the day-to-day exercise of management responsibility. Accordingly, the Corporation believes that the Proposal may be omitted from its proxy materials for its 2008 Annual Meeting based on Rule 14a-8(i)(7).

4. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." The current rule also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. The Proposal seeks additional disclosure that the Proponent believes would be helpful to determine if a director nominee's outside business activities impact his or her commitments to the Corporation. The Corporation believes that through compliance with the disclosure rules adopted by the Commission and the NYSE (the exchange on which the Corporation's stock is listed), the Corporation has substantially implemented the Proposal. The current disclosure requirements include disclosure regarding business experience, board attendance, service on other boards of directors, related person transactions, director independence and other related corporate governance matters. The Corporation believes that the cumulative result of these disclosure requirements provides all material information regarding the activities of its director nominees. Certain of these required disclosures are set forth below. In addition, if a director nominee engages in any business or other activity that materially limits his or her ability to serve as a director, the anti-fraud provisions of the federal securities laws would require such matters to be disclosed. The only part of the Proposal that has not been implemented relates solely to immaterial or irrelevant information regarding the director nominees. The Corporation does not believe that the Division or the Commission would intend for the disclosure of immaterial or irrelevant information to satisfy the substantially implemented standard set forth under Rule 14a-8(i)(10).

Under Item 401 of Regulation S-K, the Corporation must provide, among other things, (a) the business experience for each director nominee for the past five years, including their principal occupation and employment, and the name and principal business of the entity in which they are employed and (b) any other directorships they hold in any other public company. Under Item 403 of Regulation S-K, the Corporation must provide the stock ownership of the director nominees. Under Item 407 of Regulation S-K, the Corporation must (a) identify in its proxy statement each nominee for director that is independent under the independence standards of the NYSE and (b) for each director nominee that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were considered by the board of directors under the applicable independence definitions in determining that the director is independent. The instructions to paragraph (a) of Item 407 further provide that the description of the specific categories or types of transactions, relationships or arrangements must be provided in such detail as is necessary to fully describe the nature of the transactions, relationships or arrangements. In addition, Item 407(b) of Regulation S-K requires detailed information regarding a director nominee's attendance at board, board committee and annual meetings. In addition, the NYSE rule 303A.07(a) requires "each prospective audit committee member should evaluate carefully the existing demands on his or her time before accepting this important assignment." Rule 303A.07(a) also requires disclosure if an audit committee member serves on more than three audit committees. As seen by the foregoing, the current disclosure requirements provide a significant amount of disclosure regarding director nominees. Through compliance with these disclosure requirements, and general anti-fraud disclosure requirements, the Corporation has substantially implemented the Proposal. *See Wal-Mart Stores, Inc.* (March 28, 2007) (permitting exclusion of a proposal seeking disclosure of the company's relationships with its executive compensation consultants or firms, including the matters specified in the proposal because it was already substantially required under Regulation S-K); and *Verizon Communications Inc.* (February 21, 2007) (permitting the exclusion of a proposal seeking disclosure of the material terms of all relationships between each director nominee deemed to be independent and the company, or any of its executive officers, that were considered by the board in determining whether such nominee was independent because it was already substantially required under Regulation S-K).

As was the case in *Wal-Mart Stores* and *Verizon Communications*, through compliance with the substantial disclosure requirements of the Exchange Act, the Commission and the NYSE, the Corporation already provides all material information regarding the activities of its director nominees. For this reason, the Proposal has been substantially implemented and may be omitted from the Corporation's proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(10).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division by February 3, 2008 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704-378-4718 or, in his absence, William J. Mostyn III, Deputy General Counsel and Corporate Secretary of the Corporation at 704-386-5083.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Rhoda L. Fry

EXHIBIT A

7341 E. Solcito Ln.
Scottsdale, AZ 85250
April 16, 2007

Corporate Secretary
Bank of America Corporation.
101 S. Tryon St.
NC1-002-29-01
Charlotte, NC 28255

Stockholder Proposal Regarding Nominee Information

RESOLVED: That the descriptions of nominees for the Board of Directors included in the annual proxy shall include all current business activities of the nominees, both paid and volunteer.

REASONS: A considerable amount of time must be spent as a director of a corporation, and most directors are involved in many other activities which often includes positions on other corporation boards. It is imperative to know of these other activities to determine if the nominees have the time to devote to the proper execution of their duties.

The vast majority of public corporations include this information in their proxies in order to provide full disclosure to the voting shareholders.

Submitted by,

Rhoda L. Fry

Rhoda L. Fry
Owner of 400 shares

HUNTON& WILLIAMS

RECEIVED
2007 DEC 18 PM 4:55
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 17, 2007

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Rhoda L. Fry

Ladies and Gentlemen:

By letter dated December 11, 2007 (the "Request Letter"), as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we requested confirmation that the staff of the Division of Corporation Finance (the "Division") would not recommend enforcement action if the Corporation omitted from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth therein, a proposal submitted by Rhoda L. Fry (the "Proponent"). For your convenience, a copy the Request Letter is attached hereto as **Exhibit A**. A copy of the Request Letter was also sent to the Proponent. On December 13, 2007, the Proponent sent a message to the undersigned via electronic mail (the "Email") stating that she had received the Request Letter and that the matter was a moot point as she was no longer a stockholder. However, the Proponent did not expressly withdraw the Proposal. A copy of the Email is attached hereto as **Exhibit B**. In addition to the reasons set forth in the Request Letter, the Proposal may also be excluded from the Corporation's proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(b) because the Proponent no longer holds securities in the Corporation.

Based on the Email and the Request Letter, and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division by February 3, 2008 would be of great assistance.

HUNTON&
WILLIAMS

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to me at 704-378-4718 or, in my absence, Teresa M. Brenner, Associate General Counsel of the Corporation at 704-386-4238.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Teresa M. Brenner
Rhoda L. Fry

HUNTON& WILLIAMS

HUNTON & WILLIAMS LLP
BANK OF AMERICA PLAZA
SUITE 3500
101 SOUTH TRYON STREET
CHARLOTTE, NORTH CAROLINA 28280

TEL 704 • 378 • 4700
FAX 704 • 378 • 4890

ANDREW A. GERBER
DIRECT DIAL: 704-378-4718
EMAIL: agerber@hunton.com

FILE NO: 46123.74

December 11, 2007

Rule 14a-8

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Rhoda L. Fry

Ladies and Gentlemen:

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as counsel to Bank of America Corporation, a Delaware corporation (the "Corporation"), we request confirmation that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action if the Corporation omits from its proxy materials for the Corporation's 2008 Annual Meeting of Stockholders (the "2008 Annual Meeting") for the reasons set forth herein, the proposal described below. The statements of fact included herein represent our understanding of such facts.

GENERAL

The Corporation received a proposal and supporting statement dated April 16, 2007 (the "Proposal") from Rhoda L. Fry (the "Proponent") for inclusion in the proxy materials for the 2008 Annual Meeting. The Proposal is attached hereto as **Exhibit A**. The 2008 Annual Meeting is scheduled to be held on or about April 23, 2008. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 13, 2008.

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

To the extent required by Rule 14a-8(j)(2)(iii), this letter shall also be deemed to be my opinion of counsel. I am licensed to practice law in the States of Maryland and North Carolina.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2008 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal mandates that the "descriptions of nominees for the Board of Directors included in the annual proxy statement shall include ***all*** current business activities of the nominees, both paid and volunteer." (emphasis added)

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(1), Rule 14a-8(i)(3), Rule 14a-8(i)(7) and Rule 14a-8(i)(10). The Proposal may be excluded pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law. The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it is in violation of the proxy rules. The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations. Finally, the Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(1) because it deals with a matter that is not a proper subject for action by stockholders under Delaware law.

Rule 14a-8(i)(1) provides that shareholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization" are excludable from the company's proxy materials. The Proposal would require action that, under state law, falls within the scope of the powers of the Corporation's Board of Directors. As stated above, the Corporation is a Delaware corporation. Section 141(a) of the Delaware General Corporation Law states that the "business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." Authority to dictate the appropriate level of disclosure in the Corporation's proxy statement has not been provided to stockholders under Delaware law or the Corporation's certificate of incorporation or by-laws.

The Division has consistently permitted the exclusion of shareholder proposals mandating or directing a company's board of directors to take certain action inconsistent with the discretionary authority provided to it under state law. *See Constellation Energy Group, Inc.* (March 2, 2004); *Phillips Petroleum Company* (March 13, 2002); *Ford Motor Co.* (March 19, 2001); *American National Bankshares, Inc.* (February 26, 2001); and *AMERCO* (July 21, 2000). Additionally, the note to Rule 14a-8(i)(1) provides that "[d]epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. . . ."

The Proposal was not drafted as a request of or as a recommendation to the Corporation's Board of Directors, but rather mandates board action. Thus, the Proposal relates to matters for which only the Board of Directors has the power to review, evaluate and make proper determinations. Accordingly, in my opinion as counsel to the Corporation, the Proposal is not proper for stockholder action under Delaware law and is excludable under Rule 14a-8(i)(1).

2. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(3) because it is in violation of the proxy rules.

Rule 14a-8(i)(3) permits the exclusion of a proposal if it or its supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, which prohibits the making of false or misleading statements in proxy soliciting materials or the omission of any material fact necessary to make statements contained therein not false or misleading, and Rule 14a-5, which requires that information in a proxy statement be "clearly presented." In addition, the Division has recognized that a proposal and/or supporting statement may be excluded under Rule 14a-8(i)(3) if it is so vague and indefinite that shareholders voting on the proposal would not be able to determine with reasonable certainty exactly what action or measures would be required in the event the proposal was adopted. *See Bank of America* (February 17, 1006); *Sara Lee Corporation* (March 31, 2004); *Bank of America* (March 10, 2004); *Philadelphia Electric Co.* (July 30, 1992); *IDACORP, Inc.* (January 9, 2001); and *Northeast Utility Service Company* (April 9, 2001).

The Proposal is false and misleading in violation of Rule 14a-9 because it is vague and indefinite. As discussed further below in part 3, the scope of the Proposal is overly broad. The Proposal requires disclosure of "***all*** business activities" of nominees, "both ***paid and voluntary***," without regard to materiality or relevance. (emphasis added) The scope of disclosure required by the Proposal is unlimited. The Corporation is concerned that shareholders would not clearly understand the level of disclosure required by the Proposal. By way of example (and not necessarily applicable to any of the Corporation's directors), the Proposal would require disclosure of all of the following business activities, none of which are likely to be important to investors: (a) serving as treasurer for a neighborhood home owners' association or swim club; (b) serving as a board member or advisor for a religious organization or for a private school; (c) any personal investments or being a member of an investment club with personal friends; (d) participating in a business or investment venture with a spouse or other family member; (e) participating or organizing fundraising activities for a child's school, medical research organizations, such as the American Heart Association, or for any charitable organization; (f) selling one or more personal items on an internet auction website; (g) renting a timeshare property through a rental pool or any other rental activities; (h) serving as an executor of a family estate; and (i) any other undertaking that could be characterized as a business activity. Since the scope of the Proposal is unlimited and could require the irrelevant disclosures noted above, the Proposal is not "clearly presented."

Based on the foregoing, the Proposal is contrary to the proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements and may be omitted under Rule 14a-8(i)(3), in violation of both Rule 14a-9 and Rule 14a-5.

3. The Corporation may omit the Proposal under Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Rule 14a-8(i)(7) allows a company to omit a proposal that deals with a matter relating to the conduct of its ordinary business operations. The Commission has determined that proposals dealing with matters of ordinary business are generally excludable because (a) certain activities are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight" and (b) such proposals seek to "micro-manage the company." *See Exchange Act Release No. 34-40018* (May 21, 1998). The Corporation believes that the Proposal may properly be excluded under Rule 14a-8(i)(7) because the Proposal seeks to "micro-manage" (a) the activities of the Corporation's Board of Directors and (b) the Corporation's compliance with the Exchange Act disclosure requirements and the corporate governance listing standards of the New York Stock Exchange (the "NYSE"), the exchange on which the Corporation's common stock is listed. Both Commission and NYSE rules are designed to provide investors with necessary material information regarding director nominees to ensure that informed voting decisions can be made. In addition, the anti-fraud provisions of the Exchange Act and related Commission rules prohibit the omission of material information not otherwise specifically required by the Commission's rules and regulations. Proposals that relate to the activities of a board of directors or related disclosure, beyond what is required to satisfy the detailed requirements of the Exchange Act, the Commission and the NYSE, relate to ordinary business and are excludable.

The Proposal relates to the activities of directors and is overly broad because it mandates the disclosure of detailed information that is not otherwise required by the Exchange Act, the Commission or the NYSE or material to making an informed voting decision concerning director nominees. The disclosure mandated by the Proposal would be incremental to the material information that is already required to be disclosed under the federal securities laws and the listing requirements of the NYSE. The Proposal requires disclosure of "***all*** business activities" of nominees, "both ***paid and voluntary***," without regard to materiality or relevance. (emphasis added) Compliance with the specific and general materiality disclosure requirements, as well as determinations regarding the appropriate level of voluntary disclosures, are well within the Corporation's day-to-day operations. The Corporation is best situated to determine what limitations should be imposed on director nominees and what level of disclosure is appropriate. The Proposal micro-manages these areas by mandating disclosure of immaterial and irrelevant details of a director nominee's activities. As noted above, and by way of example (and not necessarily applicable to any of the Corporation's directors), the Proposal would require disclosure of all of the following activities, none of which are material or relevant to a voting decision: (a) serving as treasurer for a neighborhood home owners' association or swim club; (b) serving as a board member or advisor for a religious organization or for a private school; (c) any personal investments or being a member of an investment club with personal friends; (d) participating in a business or investment venture with a spouse or other family member; (e) participating or organizing fundraising activities for a child's school, medical research organizations, such as the American Heart Association, or for any charitable organization; (f) selling one or more personal items on an internet auction website; (g) renting a timeshare property through a rental pool or any other rental activities; (h) serving as an executor of a family estate; and (i) any other undertaking that could be characterized as a business activity.

The Division has consistently found proposals regarding director or nominee activities and time commitments to be excludable under 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)) because they constitute the day-to-day ordinary business of the Corporation. In *American Electric Power Company* (January 27, 2003), a proposal required that each director expend a minimum of twenty hours each month to attend and prepare for formal monthly board meetings. The Division found the proposal excludable under Rule 14a-8(i)(7) because it established a "restriction on activities of directors," a matter of ordinary business. Much like the instant proposal, in *NSTAR* (January 4, 2005), a proposal requested that the company publish in its proxy statement "information concerning the personal investments of each trustee." The proponent in *NSTAR* argued that this information was relevant to a voting decision and should consequently be disclosed. The Division did not agree and found that the proposal in *NSTAR* could be excluded under 14a-8(i)(7) since it related to ordinary business matters (i.e., certain investment information of trustees). In *McKesson Corporation* (April 1, 2004), a proposal requested detailed information about the board of directors including, the actions taken by the board and all committees thereof in the prior year, the agenda items on which the board and each committee voted and the existence of any non-unanimous board or committee vote, identifying the director or directors whose votes were not in accord with the majority. The Division concurred with the company in *McKesson Corporation* that the proposal could be excluded under Rule 14a-8(i)(7) because it related to matters of ordinary business-- i.e., "reporting on board actions." *See also, Chittenden Corporation* (March 10, 1987) (omitting a proposal seeking disclosure of biographical information not required by law including, the director's stock ownership, partnerships interests and solely-owned business investments). The Corporation believes that the responsibility for determining the appropriate level of disclosure and compliance with applicable disclosure requirements is a complex task with respect to which shareholders are not in a position to make an informed judgment.

In addition, the Division has consistently found proposals requesting additional disclosure or the presentation of information in filings with the Commission to be excludable under 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)) because they constitute the day-to-day ordinary business of the Corporation. This has been the case even where the disclosure sought relates to directors or trustees, areas of accounting and financial performance. *See AmerInst Insurance Group, Ltd.* (April 14, 2005) ("*AmerInst*"). In *AmerInst*, a proposal requested that the board provide "a full, complete and adequate disclosure of the accounting, each calendar quarter, of the line items and amounts of Operating and Management expenses of the Company." In *AmerInst*, the proponent's supporting statement argued that while the company "may be in compliance with the minimum disclosure requirements required for SEC purposes, we AmerInst shareholders are interested in, and entitled to, significant detail by which to gauge their management of our investment." The Division did not agree and found that the proposal in *AmerInst* could be excluded under 14a-8(i)(7) since it related to ordinary business matters (i.e., the disclosure of certain financial information). *See also, NiSource, Inc.* (March 10, 2003) (omitting a proposal seeking disclosure of certain financial information of the Company's subsidiaries in its annual report); and *General Electric Company* (January 21, 2003) (omitting a proposal seeking disclosure in annual report of (a) a directory listing of all of the company's businesses; (b) the gross earnings, profits and losses, assets and liabilities of these businesses; and (c) the major investments, activities and risks of these businesses).

The Proposal raises no significant policy issues. To the contrary, the Proposal relates to the day to day business activities of director nominees, which are matters of ordinary business. In addition, matters relating to detailed disclosure and compliance with the securities laws are matters of ordinary business. The Proposal seeks to micro-manage the disclosure process and calls for information that may be immaterial and irrelevant. The Proposal addresses ordinary business matters that are part of the day-to-day exercise of management responsibility. Accordingly, the Corporation believes that the Proposal may be omitted from its proxy materials for its 2008 Annual Meeting based on Rule 14a-8(i)(7).

4. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(10) because it has been substantially implemented.

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(10), which permits the omission of a shareholder proposal if "the company has already substantially implemented the proposal." The "substantially implemented" standard replaced the predecessor rule, which allowed the omission of a proposal that was "moot." The current rule also clarifies the Commission's interpretation of the predecessor rule that the proposal need not be "fully effected" by the company to meet the mootness test, so long as it was substantially implemented. The Proposal seeks additional disclosure that the Proponent believes would be helpful to determine if a director nominee's outside business activities impact his or her commitments to the Corporation. The Corporation believes that through compliance with the disclosure rules adopted by the Commission and the NYSE (the exchange on which the Corporation's stock is listed), the Corporation has substantially implemented the Proposal. The current disclosure requirements include disclosure regarding business experience, board attendance, service on other boards of directors, related person transactions, director independence and other related corporate governance matters. The Corporation believes that the cumulative result of these disclosure requirements provides all material information regarding the activities of its director nominees. Certain of these required disclosures are set forth below. In addition, if a director nominee engages in any business or other activity that materially limits his or her ability to serve as a director, the anti-fraud provisions of the federal securities laws would require such matters to be disclosed. The only part of the Proposal that has not been implemented relates solely to immaterial or irrelevant information regarding the director nominees. The Corporation does not believe that the Division or the Commission would intend for the disclosure of immaterial or irrelevant information to satisfy the substantially implemented standard set forth under Rule 14a-8(i)(10).

Under Item 401 of Regulation S-K, the Corporation must provide, among other things, (a) the business experience for each director nominee for the past five years, including their principal occupation and employment, and the name and principal business of the entity in which they are employed and (b) any other directorships they hold in any other public company. Under Item 403 of Regulation S-K, the Corporation must provide the stock ownership of the director nominees. Under Item 407 of Regulation S-K, the Corporation must (a) identify in its proxy statement each nominee for director that is independent under the independence standards of the NYSE and (b) for each director nominee that is identified as independent, describe, by specific category or type, any transactions, relationships or arrangements not disclosed pursuant to Item 404(a) that were considered by the board of directors under the applicable independence definitions in determining that the director is independent. The instructions to paragraph (a) of Item 407 further provide that the description of the specific categories or types of transactions, relationships or arrangements must be provided in such detail as is necessary to fully describe the nature of the transactions, relationships or arrangements. In addition, Item 407(b) of Regulation S-K requires detailed information regarding a director nominee's attendance at board, board committee and annual meetings. In addition, the NYSE rule 303A.07(a) requires "each prospective audit committee member should evaluate carefully the existing demands on his or her time before accepting this important assignment." Rule 303A.07(a) also requires disclosure if an audit committee member serves on more than three audit committees. As seen by the foregoing, the current disclosure requirements provide a significant amount of disclosure regarding director nominees. Through compliance with these disclosure requirements, and general anti-fraud disclosure requirements, the Corporation has substantially implemented the Proposal. *See Wal-Mart Stores, Inc.* (March 28, 2007) (permitting exclusion of a proposal seeking disclosure of the company's relationships with its executive compensation consultants or firms, including the matters specified in the proposal because it was already substantially required under Regulation S-K); and *Verizon Communications Inc.* (February 21, 2007) (permitting the exclusion of a proposal seeking disclosure of the material terms of all relationships between each director nominee deemed to be independent and the company, or any of its executive officers, that were considered by the board in determining whether such nominee was independent because it was already substantially required under Regulation S-K).

As was the case in *Wal-Mart Stores* and *Verizon Communications*, through compliance with the substantial disclosure requirements of the Exchange Act, the Commission and the NYSE, the Corporation already provides all material information regarding the activities of its director nominees. For this reason, the Proposal has been substantially implemented and may be omitted from the Corporation's proxy materials for the 2008 Annual Meeting pursuant to Rule 14a-8(i)(10).

CONCLUSION

On the basis of the foregoing and on behalf of the Corporation, we respectfully request the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2008 Annual Meeting. Based on the Corporation's timetable for the 2008 Annual Meeting, a response from the Division by February 3, 2008 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704-378-4718 or, in his absence, William J. Mostyn III, Deputy General Counsel and Corporate Secretary of the Corporation at 704-386-5083.

HUNTON&
WILLIAMS

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

Andrew A. Gerber

cc: Rhoda L. Fry

EXHIBIT A

7341 E. Solcito Ln.
Scottsdale, AZ 85250
April 16, 2007

Corporate Secretary
Bank of America Corporation.
101 S. Tryon St.
NC1-002-29-01
Charlotte, NC 28255

Stockholder Proposal Regarding Nominee Information

RESOLVED: That the descriptions of nominees for the Board of Directors included in the annual proxy shall include all current business activities of the nominees, both paid and volunteer.

REASONS: A considerable amount of time must be spent as a director of a corporation, and most directors are involved in many other activities which often includes positions on other corporation boards. It is imperative to know of these other activities to determine if the nominees have the time to devote to the proper execution of their duties.

The vast majority of public corporations include this information in their proxies in order to provide full disclosure to the voting shareholders.

Submitted by,

Rhoda L. Fry

Rhoda L. Fry
Owner of 400 shares

EXHIBIT B

Gerber, Andrew

From: Lesley Fry [fry202@cox.net]
Sent: Thursday, December 13, 2007 4:56 PM
To: Gerber, Andrew
Subject: BofA Stockholder proposal

Re: Your file #46123.74

Dear Mr. Gerber:

I have received the copy of your letter to the Securities and Exchange Commission regarding the proposal I submitted last April, stating why it should not be added to the Bank of America proxy materials.

This is a moot point as I am no longer a stockholder. But I still think omitting this requested information from the proxy materials short changes the stockholders and almost all other proxies do include it.

Very truly yours,
Rhoda L. Fry

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 11, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 11, 2007

The proposal relates to nominee information.

Rule 14a-8(b) requires that a proponent hold a specified amount of company securities through the date of the meeting of shareholders. We note that the proponent has stated that she no longer holds Bank of America securities. Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(b). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Bank of America relies.

Sincerely,

Eduardo Aleman

Eduardo Aleman
Attorney-Adviser

END